SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 08, 2011

I. Date, Time and Place: September 08, 2011, at 2:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room (“Company”), Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Calling: Waived, due to the attendance of all the members of the Board of Directors. IV. Presiding Board: Chairman: Constantino de Oliveira Junior; Secretary: Henrique Constantino. V. Agenda: To adopt resolutions on the trading by the Company of its own shares. VI. Resolutions: After the necessary explanations were provided, the meeting approved, by unanimous vote, the trading by the Company of its own shares, upon purchase of call options (“calls”) and launching of put options (“puts” and, collectively, “Options”) referenced in Company’s shares, for purposes of being either cancelled, held as treasury stock or disposed of, under the terms of CVM Instruction 390, dated July 08, 2003 (“CVM Instruction 390”). Under the terms of CVM Instruction 390, the following conditions were approved for trading with the Call Options: (i)  AMOUNT:  the amount of call or put options to be launched or purchased corresponds to up to 9,318,349 preferred and registered shares issued by the Company, with no face value, representing up to 10% of the outstanding shares; (ii)  PRICE:  the Options exercise price and the form of settlement thereof (which may be exclusively of financial type) shall be defined from time to time by the board of executive officers based on the maturity date of each series launched or purchased and on the financial models applicable in such cases; (iii) TERM: the maximum for the transactions authorized herein to be carried out is one hundred and eighty (180) days counted from 09/09/2011, that is, during the period from 09/09/2011 until 03/09/2012; (iv) MATURITY DATE: the maturity date of the Options shall not exceed 365 days counted from the date of each transaction; (v) FINANCIAL INSTITUTIONS: the transactions shall be carried out at the BM&FBOVESPA, and shall be intermediated by the following financial institutions: SANTANDER CCVM S/A., Av. Presidente Juscelino Kubitschek, 2.235, 24º andar, São Paulo, SP; DEUTSCHE BANK CORRETORA DE VALORES S/A, Av. Brigadeiro Faria Lima 3.900, 13º andar, São Paulo, SP e MERRILL LYNCH S/A CTVM, Av. Brigadeiro Faria Lima, 3.400, cj. 161, São Paulo, SP; and (vi)  ALLOCATION OF THE PROCEEDS: the premium paid or received in transactions arising out of the launching or trading of the options shall be called to the Company’s reserves. Other transactions with shares and options referenced on the Company’s shares are hereby authorized, for the exclusive purpose of protection or reversal of the positions with outstanding options. The Board of Directors declares that there are not relevant facts in relation to the Company which have not been disclosed. There are currently no call and/or put options referenced on the Company’s shares, other than those existing under the Company’s Stock Call Option Plan, as approved at the Company’s Regular and Special Shareholders’ Meeting held on December 09, 2004. The executive officers and/or attorneys-in-fact of the Company are hereby authorized to perform all the acts and take all and any actions as may be necessary for the performance and implementation of the resolutions approved herein. VII. Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to whomever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which after the reopening of the meeting were read, checked and signed by the Chairman and by the Secretary of the meeting. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, September 08, 2011.

______________________________                  _____________________________

Constantino de Oliveira Junior                                   Henrique Constantino

Chairman                                                           Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.